

Big Cheese, Inc.

Financial Statements as of December 31, 2016

Big Cheese, Inc.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm..3

Balance Sheet as of December 31, 2016 4

Statement of Operations for the period
September 16, 2016 (inception) to December 31, 2016 5

Statement of Changes in Stockholders' Deficit for the period
September 16, 2016 (inception) to December 31, 2016 6

Statement of Cash Flows for the period September 16, 2016
(inception) to December 31, 2016 7

Notes to Financial Statements..8 - 14

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Big Cheese, Inc.

We have audited the accompanying balance sheet of Big Cheese, Inc. (the "Company") as of December 31, 2016, and the related statement of operations, changes in stockholders' deficit and cash flows for the period from September 16, 2016 (inception) to December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Big Cheese, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the period from September 16, 2016 (inception) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced a net loss, negative working capital and used cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
May 12, 2017

3

BIG CHEESE, INC.
BALANCE SHEET
As of December 31, 2016

ASSETS

Current assets:		
Cash and cash equivalents	$	42,549
Subscription Receivable		210
Prepaid expense – related parties		48,411
Prepaid expense		2,500
Total assets	**$**	**93,670**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:		
Accounts payable	$	23,113
Notes payable		160,000
Accrued expense		3,000
Due to shareholder – intangible assets acquisition		300,000
Accrued interest		3,027
Total liabilities		**489,140**
Commitments and contingencies (Note 7)		–
Stockholders' deficit:		
Preferred stock, $.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2016		–
Common stock, $.0001 par value, 50,000,000 shares authorized, 2,798,000 shares issued and outstanding at December 31, 2016		280
Additional paid- in capital		(300,070)
Accumulated deficit		(95,680)
Total stockholders' deficit		**(395,470)**
Total liabilities and stockholders' deficit	**$**	**93,670**

The accompanying notes are an integral part of these financial statements.

BIG CHEESE, INC.
STATEMENT OF OPERATIONS
For the period September 16, 2016 (inception) to December 31, 2016

Net Sales	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses:	
Professional fees	41,009
General and administrative expenses – related party	41,599
General and administrative expenses	10,045
Total operating expenses	92,653
Operating loss	(92,653)
Other Expense:	
Interest expense	(3,027)
Total Other Expense	(3,027)
Net loss before income taxes	(95,680)
Provision for income taxes	-
Net loss	$ (95,680)
Net loss per share; basic and diluted	$ (0.04)
Shares used in computing net loss per share – basic and diluted	2,662,491

The accompanying notes are an integral part of these financial statements.

BIG CHEESE, INC.
Statement of Changes in Stockholders' (Deficit)
For the period September 16, 2016 (inception) to December 31, 2016

| | Common Stock | | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount		Capital	Deficit	(Deficit)
Balance, September 16, 2016 (inception)	–	$	– $	– $	– $	–
Common stock issued for cash	2,098,000	210		–	–	210
Common stock issued to acquire IP – related party	700,000	70		(70)	–	–
Acquisition of IP from related party	–	–		(300,000)	–	(300,000)
Net loss for the period September 16, 2016 to December 31, 2016					(95,680)	(95,680)
Ending balance, December 31, 2016	2,798,000	$ 280		$ (300,070)	$ (95,680)	$ (395,470)

The accompanying notes are an integral part of these financial statements.

BIG CHEESE, INC.
STATEMENT OF CASH FLOWS
For the period September 16, 2016 (inception) to December 31, 2016

OPERATING ACTIVITIES:

Net loss	$	(95,680)
Changes in operating assets and liabilities:		
Prepaid expense - related parties		(48,411)
Prepaid expense		(2,500)
Accounts payable		23,113
Accrued expenses		3,000
Accrued interest		3,027
Net cash used in operating activities		(117,451)

INVESTING ACTIVITIES:

Net cash used in investing activities		-

FINANCING ACTIVITIES:

Net proceeds from notes payable		160,000
Net cash provided by financing activities		160,000
Net increase in cash and cash equivalents		42,549
Cash and cash equivalents at beginning of period		-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	42,549

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Non cash financing activity:

Due to shareholder – Intangible asset acquisition	$	300,000
Issuance of common stock – Intangible asset acquisition	$	70
Subscription receivable	$	210
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. **THE COMPANY AND ORGANIZATION**

Big Cheese, Inc. (the "Company" or "BCI") was incorporated in the State of Delaware on September 16, 2016 to acquire the world-wide intellectual property rights to "The Grilled Cheese Truck" brand and related trademarks. Our initial plan of operation is to be a food truck operation that sells various types of gourmet grilled cheese sandwiches and other comfort foods in Los Angeles, California. In the future, we plan to operate mobile food trucks throughout the United States and, eventually, internationally, and we plan to expand operations to include kiosks, physical restaurants, and other food delivery operations that are either Company owned or franchised. We cannot assure you that we will be able to implement any facet of our business plan or, if we are able to implement our business plan, that the plan will be successful. Since inception, our primary management activities have consisted of the establishment of a broad number of strategic relationships, preparation of legal documentation, including the Franchise Disclosure Document fo federal and state filings necessary to market franchises, negotiation of agreements for restaurant operations, conducting interviews of prospective employees, development of menu items, designing social media campaigns, channel development for military veterans as prospective franchisees and other similar activities.

The Company also is in the process of raising additional equity capital to support the completion of its development activities to provide the services as soon as possible. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to implement any facet of our business plan.

2. **GOING CONCERN**

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which contemplates continuation of our Company as a going concern. We incurred a net loss for the period September 16, 2016 (inception) to December 31, 2016 of $95,680 and have a working capital deficit of $395,470. This loss and the negative working capital position raises substantial doubt about our ability to continue as a going concern.

Management believes that actions presently being taken to implement our business plan provide the opportunity for our Company to continue as a going concern. These actions include an ongoing initiative to secure additional capital through the offering of the 15% promissory notes, which we refer to as the Notes. We estimate that the immediate operational and strategic growth plans will require approximately $2,600,000 of funding. We expect that such $2,600,000 will be obtained, in part, through the sale of the Notes in a crowdfunded securities offering under Section 4(a)(6) of the Securities Act, which we refer to as the Crowdfunded Offering (see note 9). The Notes will automatically convert into shares of our common stock under certain circumstances, as defined in the Notes. In addition, we plan to obtain funds for our operational needs through a concurrent Regulation D, Rule 506(c) offering and through a Regulation A initial public offering. To date, the majority of the expenses related to the Company have been funded through the sale of 15% Notes Payable (see note 6).

The ability of our Company to continue as a going concern is dependent upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. However, management cannot provide any assurances that we will be successful in accomplishing these financing plans and continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents
For financial accounting purposes, cash and cash equivalents are considered to be all highly liquid temporary investments purchased with an initial maturity of three (3) months or less.

Revenue Recognition

Our Company will record revenue on the accrual basis when all goods and services have been performed and delivered, the amounts are readily determinable, and collection is reasonably assured. We have generated $0 in revenue since our inception.

Income Taxes

We will utilize the asset and liability method of accounting for income taxes. We will recognize deferred tax liabilities or assets for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. We will regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income. We will consider projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance necessary to offset our deferred tax assets that will not be recoverable. We have recorded and continue to carry a full valuation allowance against our gross deferred tax assets that will not reverse against deferred tax liabilities within the scheduled reversal period. If we determine in the future that it is more likely than not that we will realize all or a portion of our deferred tax assets, we will adjust our valuation allowance in the period we make the determination. We expect to provide a full valuation allowance on our future tax benefits until we can sustain a level of profitability that demonstrates our ability to realize these assets.

Loss per Share

The Company accounts for earnings per share pursuant to ASC 260, Earnings per Share, which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year. As of December 31, 2016, the Company does not have any dilutive securities outstanding. As there was a net loss for the period September 16, 2016 (inception) to December 31, 2016, basic and diluted loss per share is the same for such period.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal shareholders of the Company, its management, members of the immediate families of principal shareholders of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Fair Value measurements

The Company determines the fair value of its assets and liabilities based on the exchange price in U.S. dollars that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of financial instruments such as cash, inventories, and accounts payable and accrued liabilities, approximate the related fair values due to the short-term maturities of these instruments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued accounting pronouncements

In May 2014, the FASB issued an accounting standards update which modifies the requirements for identifying, allocating, and recognizing revenue related to the achievement of performance conditions under contracts with customers. This update also requires additional disclosure related to the nature, amount, timing, and uncertainty of revenue that is recognized under contracts with customers. This guidance is effective for fiscal and interim periods beginning after December 15, 2017 and is required to be applied retrospectively to all revenue arrangements. The Company is currently assessing the effects this guidance may have on its financial statements.

In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)" ("ASU 2016-02"). Under ASU 2016-02, a lessee will recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The amendments of this ASU are effective for the Company's fiscal 2020, with early adoption permitted. A company will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently assessing the impact the adoption of ASU 2016-02 will have on the financial statements.

In June 2016, the FASB issued ASU 2016-13, "*Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments*" ("ASU 2016-13"), which changes the way companies evaluate credit losses for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking "expected loss" model to evaluate impairment, potentially resulting in earlier recognition of allowances for losses. The new standard also requires enhanced disclosures, including the requirement to disclose the information used to track credit quality by year of origination for most financing receivables. ASU 2016-13 will be effective for the Company commencing in the first quarter of fiscal year 2020. The guidance must be applied using a cumulative-effect transition method. The Company is currently evaluating the amended guidance and the impact on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, "*Statement of Cash Flows (Topic 230) : Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"), to provide clarification on cash flow classification

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements (continued)

related to eight specific issues including debt prepayment or debt extinguishment costs and contingent consideration payments made after a business combination. The guidance in ASU 2016-15 should be applied using a retrospective transition method to each period presented. ASU 2016-15 becomes effective for the Company in the first quarter of fiscal year 2018. The Company is currently evaluating the amended guidance and the impact on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, *"Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory"* ("ASU 2016-16"), which amends existing guidance to require entities to recognize income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 will be effective for the Company commencing in the first quarter of fiscal year 2018 using a modified retrospective method. The Company is currently evaluating the impact of this amended guidance; however, provisions of ASU 2016-16 are not expected to have a significant impact on the consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *"Statement of Cash Flows (Topic 230): Restricted Cash"* ("ASU 2016-18"), which requires restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Transfers between cash and cash equivalents and restricted cash or restricted cash equivalents are not reported as cash flow activities in the statement of cash flows. ASU 2016-18 will be effective for the Company in the first quarter of fiscal year 2018, using a retrospective transition method. The Company is currently evaluating the amended guidance and the impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, "*Business Combinations (Topic 805): Clarifying the Definition of a Business*" ("ASU 2017-01"), to clarify the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 provides a screen to determine when an integrated set of assets and activities (collectively a "set") is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, ASU 2017-01 requires that to be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create output. ASU 2017-01 will be effective for the Company in the first quarter of fiscal year 2018, and should be applied prospectively. The Company is currently evaluating the amended guidance; however, the provisions of ASU 2017-01 are not expected to have a material impact on the Company's consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, "*Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment"* ("ASU 2017-04"), which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (also known as Step 2 under the current guidance). Rather, the measurement of a goodwill impairment charge will be based on the excess of a reporting unit's carrying value over its fair value (Step 1 under the current guidance). ASU 2017-04 will be effective for annual and interim goodwill impairment tests performed in periods beginning after December 15, 2019 and should be applied prospectively. Early adoption is permitted for annual and interim goodwill impairment tests beginning after January 1, 2017. The Company is currently evaluating the impact of the amended guidance on the its consolidated financial statements and related disclosures.

There have been no other accounting pronouncements issued but not yet adopted by the Company which are expected to have a material impact on the Company's financial position, results of operations or cash flows.

4.   **PREPAID EXPENSE - RELATED PARTIES**

The company has paid $90,010 to its largest shareholder, Trilogy Capital Group, LLC, for its use to pay salaries and overhead expenses, travel expenses and other operational expenses, including rent. Trilogy Capital Group, LLC has applied $41,599 of the amount and recorded the remaining amount of $48,411 as prepaid expense - related parties.

5.   **TRADEMARKS AND DUE TO SHAREHOLDER – INTANGIBLE ASSET ACQUISITION**

The company acquired certain trademarks and other intangibles on October 4, 2016 for $300,000 in cash and 700,000 shares of common stock, valued at par value. Terms for the purchase called for the payment of $150,000 in cash within ninety days following the purchase and the balance to be paid upon completion of either the Regulation A Follow On Initial Public Offering (described below) or 180 days following the purchase. On December 31, 2016, the purchase agreement was amended so that the first installment is now due upon the consummation of the First Offering (as defined in the purchase agreement).

Since the intangible assets are being acquired from a related party, the purchase price is treated as a reduction of additional paid in capital rather than treated as an asset.

6.   **NOTES PAYABLE**

The Company has issued $160,000 of 15% Promissory Notes due December 31, 2017 (the "Notes Payable"), with quarterly interest payments commencing December 31, 2016. In the event the Company consummates, prior to December 31, 2017, an equity financing pursuant to which it sells its common stock, preferred stock or other equity or equity-linked securities with an aggregate sales price of not less than $2 million, (a "Qualified Financing"), then all principal under the Notes and accrued but unpaid interest will be repaid from the proceeds of the Qualified Financing. The Company will also issue to the Note Payable holders a number of securities of the type that were sold in the Qualified Financing (the "Qualified Financing Securities") that is equal to the quotient of (a) the aggregate amount of principal plus accrued, but unpaid, interest thereon that is then outstanding divided by (b) the price per share paid by investors for the Qualified Financing Securities in the Qualified Financing. Two of the Notes Payable totaling $20,000 are personally guaranteed by our Executive Chairman who also controls our largest shareholder, Trilogy Capital Group, LLC.

7.   **COMMITMENTS AND CONTINGENCIES**

Related Parties

We currently share office space and administrative services with Trilogy Capital Group, LLC pursuant to a management services agreement and are charged $2,000 per month for our share of the office space and $10,000 a month for administrative services, bookkeeping services, communications and similar overhead resources. These costs are included in general and administrative expenses in the statement of operations. This service agreement can be terminated with 30 days written notice.

The Company has entered into Employment Agreements with the following executives:

 Employment Agreement – Executive Chairman.

We have a written employment agreement with our Executive Chairman pursuant to which he will be compensated at rate of $25,000 per month, beginning upon the filing of the Company's Form 1-A with the Securities and Exchange Commission, provided that all compensation shall accrue but not become payable until completion of the Regulation A Offering. The Executive Chairman also controls our largest shareholder, Trilogy Capital Group, LLC.

COMMITMENTS AND CONTINGENCIES (continued)

Employment Agreement – Chief Executive Officer and President.

We have a written employment agreement with our Chief Executive Officer and President pursuant to which he will be compensated at rate of $16,666 per month, beginning upon the completion of the first $500,000 of financing, provided that the first $50,000 of salary shall accrue but not become payable until completion of such financing. The Chief Executive Officer's compensation will increase to $20,833 per month once our company completes the Regulation A Offering. On May 2, 2017, the Company amended and restated its employment agreement with the Company's Chief Executive Officer and President, such that his compensation would begin on January 1, 2017, with $50,000 of his base salary accruing but being deferred until the completion of the Company's planned Regulation CF offering on the FlashFunders Funding Portal, LLC crowdfunding platform (see Note 11 – Subsequent Events).

Employment Agreement – Chief Creative Officer.

We have a written employment agreement with our Chief Creative Officer pursuant to which he will be compensated at a rate of $8,333 per month, beginning upon completion of the first $500,000 of financing. The Chief Creative Officer will serve on a part-time basis and agrees to devote the business time necessary to perform his duties as a chief financial officer.

Employment Agreement – Chief Financial Officer.

We have a written employment agreement with our Chief Financial Officer pursuant to which he will be compensated at a rate of $8,333 per month, beginning upon the filing of the Company's Form 1-A with the Securities and Exchange Commission, provided that all compensation shall accrue but not become payable until completion of the Regulation A Offering. The Chief Financial Officer will serve on a part-time basis and agrees to devote the business time necessary to perform his duties as a chief financial officer.

8. **RELATED PARTY TRANSACTIONS**

The company has advanced funds to its largest shareholder, Trilogy Capital Group, LLC, for its use to pay salaries and overhead expenses, travel expenses and other operational expenses, including rent. These advances are payable on demand and are expected to be settled periodically by both parties (note 4).

On October 4, 2016, the Company acquired the "Grilled Cheese Truck" intellectual property rights from David Danhi, our Chief Creative Officer and current shareholder (note 5), for a total purchase price of $300,000 and 700,000 shares of the Company's common stock issued at par value. The Company's majority shareholder, Trilogy Capital Group, LLC, was also a party to that intellectual property acquisition agreement. Terms for the purchase called for the payment of $150,000 in cash within ninety days following the purchase and the balance to be paid upon completion of either the Regulation A Follow-On Initial Public Offering (described below) or 180 days following the purchase. On December 31, 2016, the purchase agreement was amended so that the first installment is now due upon the consummation of the First Offering (as defined in the purchase agreement).

The Company owns no real property. We currently sublease our executive office space in Miami, Florida from our majority shareholder, Trilogy Capital Group, LLC, at a cost of $2,000 per month. We also pay Trilogy Capital Group, LLC a fee of $10,000 a month for overhead and administrative expenses (note 7). The sublease and overhead expenses are currently being accrued and not paid on a current basis.

9. **PROVISION FOR INCOME TAXES**

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During the period September 16, 2016 (inception) to December 31, 2016, the company incurred net losses and, therefore, had no tax liability. The Company has net operating

PROVISION FOR INCOME TAXES (continued)

losses of approximately $93,600 to offset future income. The net deferred tax asset of $35,221 generated by the loss carry-forward has been fully reserved. The change in the valuation allowance for 2016 was an increase of $35,221. As of December 31, 2016, the period September 16, 2016 (inception) to December 31, 2016 is subject to examination by the Federal and Florida taxing authorities, respectively. At December 31, 2016, deferred tax assets consisted of the following:

		December 31, 2016
Deferred tax assets	$	35,221
Less: Valuation allowance		(35,221)
Net deferred tax assets	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. Federal and State income tax rates of 38% to pretax loss from continuing operations for the period ended December 31, 2016 due to the following:

		December 31, 2016
Net loss carryforward	$	35,221
Less: Valuation allowance		(35,221)
Net tax benefit	$	-

10. **SUBSEQUENT EVENTS**

In January 2017, the Company filed an offering statement on Form C for an offering (the "Crowdfunded Offering") of Convertible Promissory Notes of the Company (the "Convertible Notes"). The Company intended to raise at least $50,000 and up to $1,000,000 through the sale of the Convertible Notes. The minimum amount of securities that can be purchased is $100 per purchaser with additional increments of $100. In the event that the Company issues and sells shares of its Equity Securities (as defined below) to investors on or before the date of the repayment in full of the Convertible Notes in an equity financing resulting in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Convertible Notes), then the outstanding principal and accrued interest under the Convertible Notes will be automatically converted into such Equity Securities at a conversion price equal to the lesser of (a) 80% of the per share price paid by the investors in such equity financing or (b) the price determined based on a fully-diluted pre-money valuation of $8 million, and otherwise on the same terms and conditions as given to such investors. "Equity Securities" means the Company's common stock or preferred stock or any securities conferring the right to purchase the Company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's common stock or preferred stock, except that such defined term shall not include any security (i) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (ii) issued upon the conversion or exercise of any option or warrant outstanding as of the date of issuance of the Convertible Notes.

The Crowdfunded Offering was made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive 7% of the total proceeds related to the purchase and sale of the Securities and a ten (10) year warrant to purchase a Convertible Note with a principal amount equal to 2% (two percent) of the aggregate principal amount of all Convertible Notes sold in the Crowdfunded Offering. This Crowdfunded Offering terminated on March 31, 2017 with the Company having sold $184,363 in principal amount of the Convertible

SUBSEQUENT EVENTS (continued)

Notes. The Company paid the Intermediary $12,905.41 in cash commissions and issued to the Intermediary a ten (10) year option to purchase 2017 Notes in a principal amount of $3,687.26. The Company received the net proceeds from this offering on April 18, 2017.

On January 19, 2017 the Company issued a 15% Note Payable in the amount of $24,500 and the Company received the proceeds from the 15% Note Payable on January 20, 2017.

On May 2, 2017, the Company amended and restated its employment agreement with the Company's Chief Executive Officer and President, such that his compensation would begin on January 1, 2017, with $50,000 of his base salary accruing but being deferred until the completion of the Company's planned Regulation CF offering on the Flash Funders Funding Portal, LLC crowdfunding platform.

On May 8, 2017, the Company received payment in full of $210 for the stock subscriptions receivable.

Management has evaluated subsequent events through May 12, 2017, the date which the financial statements were available to be issued. All subsequent events required recognition as of December 31, 2016 have been incorporated into these financials statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".